                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ANNUAL REPORT

                   PURSUANT TO SECTION 15(D) OF THE SECURITIES

                              EXCHANGE ACT OF 1934
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2000

                       COMMISSION FILE NUMBER __________

                THE 401(k) SAVINGS PLAN FOR ACS DESKTOP SOLUTIONS

                            (FULL TITLE OF THE PLAN)


                       AFFILIATED COMPUTER SERVICES, INC.

                                (NAME OF ISSUER)

                            2828 NORTH HASKELL AVENUE
                               DALLAS, TEXAS 75201

                          (PRINCIPAL EXECUTIVE OFFICE)

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

                         William L. Deckelman, Jr., Esq.
             Executive Vice President, Secretary And General Counsel
                       Affiliated Computer Services, Inc.
                            2828 North Haskell Avenue
                               Dallas, Texas 75201

                                 (214) 841-6144

                              REQUIRED INFORMATION

         The 401(k) Savings Plan for ACS Desktop Solutions is subject to the requirements of the Employee Retirement Income Security Act of 1974. Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

                                INDEX TO EXHIBITS

Exhibit No.                            Description

23                                     Consent of Salmon, Beach & Company, P.C.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE 401(k) SAVINGS PLAN FOR ACS DESKTOP SOLUTIONS

By:      Lora Villarreal
         ---------------
Name:    Lora Villarreal
Title:   Administrative Committee Member

Date:    June 29, 2001

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN

                              FINANCIAL STATEMENTS

                                       AND

                          INDEPENDENT AUDITORS' REPORT

                      FOR THE YEAR ENDED DECEMBER 31, 2000

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
                                TABLE OF CONTENTS

                                DECEMBER 31, 2000

Independent Auditors' Report......................................................................................  1


Statements of Net Assets Available for Benefits

   December 31, 2000 and 1999.....................................................................................  3


Statement of Changes in Net Assets Available for

   Benefits-for the year ended December 31, 2000..................................................................  4


Notes to Financial Statements.....................................................................................  5


Supplemental Schedule ...........................................................................................  10

                          INDEPENDENT AUDITORS' REPORT

To the Participants and Plan Committee of the ACS Desktop Solutions, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of ACS Desktop Solutions, Inc. 401(k) Profit Sharing Plan ("Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 6, which was certified by Connecticut General Life Insurance Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the trustee holds the plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the year ended December 31, 2000 that the information provided to the plan administrator by the trustee is complete and accurate.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we performed procedures with respect to the information summarized in Note 6, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with generally accepted accounting principles.

ACS Desktop Solutions, Inc. 401(k) Profit Sharing Plan
Page two

                    INDEPENDENT AUDITORS' REPORT (CONTINUED)

Our audit of the Plan's financial statements was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, except for the effects on the Schedule of Assets Held For Investment Purposes of such adjustments, if any, as might have been determined to be necessary had we performed procedures with respect to the information as described in the second preceding paragraph, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          Salmon, Beach & Company,
                                          A Professional Corporation
                                          Certified Public Accountants
                                          & Consultants

June 14, 2001
Dallas, Texas

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2000 AND 1999

                                                                           2000                          1999
                                                                      --------------                --------------

  Funds held in Connecticut General Life Insurance
    Guaranteed Income Fund                                              $  376,995                    $  497,440

  Participant Directed Investments:
     Pooled separate accounts held by Connecticut
       General Life Insurance
     At fair value:
     Cigna Lifetime60                                                          342                            --
     Cigna Lifetime50                                                       14,949                        16,251
     Cigna Lifetime40                                                      492,194                       525,764
     Cigna Lifetime30                                                       25,656                        27,537
     Cigna Lifetime20                                                       22,479                        19,930
     Large Company Stock Index Fund                                        128,241                       196,676
     Large Company Stock - Growth Fund                                   1,253,565                     1,637,492
     Fidelity Advisor Growth Opportunity                                     1,107                         1,176
     American Century Ultra Fund                                           434,924                       328,466
     Balanced Fund                                                           1,588                           205
     Invesco Dynamics Account                                              243,524                       112,747
     Small Company Stock - Growth Fund                                     573,680                       394,654
     Janus Worldwide Account                                               355,217                       210,054
     Foreign Stock II Fund                                                  58,259                       135,151
     Legg Mason Value Trust                                                125,743                        33,015

  ACS Stock                                                                 49,000                        93,057
  Participant Loans                                                         41,364                        25,500
                                                                       -----------                   -----------
NET ASSETS AVAILABLE FOR BENEFITS                                       $4,198,827                    $4,255,115
                                                                       ===========                   ===========



   The accompanying notes are an integral part of these financial statements.

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000


ADDITIONS:

     Contributions:
       Participants                                                                        $  563,822
       Employer                                                                                83,312
       Rollover from other plans                                                               40,385
                                                                                           ----------
          Total contributions                                                                 687,519
                                                                                           ----------
     Earnings on investments:
       Net realized/unrealized depreciation on investments                                   (506,012)
       Interest/Dividends                                                                      45,757
                                                                                           ----------

          Total earnings on investments                                                      (460,255)
                                                                                           ----------
          Total additions                                                                     227,264
                                                                                           ----------
DEDUCTIONS:
       Benefits paid to participants                                                          221,960
       Plan expenses                                                                            2,665
                                                                                           ----------
          Total deductions                                                                    224,625
                                                                                           ----------
Net transfers to other plans                                                                  (58,927)
                                                                                           ----------
DECREASE IN NET ASSETS                                                                        (56,288)

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF PERIOD                                                                         4,255,115
                                                                                           ----------
END OF PERIOD                                                                              $4,198,827
                                                                                           ==========




    The accompanying notes are an integral part of this financial statement.

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 1.  PLAN DESCRIPTION

The following description of the ACS Desktop Solutions, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information. ACS Desktop Solutions, Inc. (Company) is the sponsor of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was originally effective on April 1, 1998 and was amended and restated on July 1, 1998. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(a) of the Internal Revenue Code (IRC) of 1986.

Participants in the Plan have the following options, which are primarily pooled separate accounts managed by Connecticut General Life Insurance Company (CIGNA).

  GENERAL ACCOUNT

       CIGNA Charter Guaranteed Income Fund is a fixed income fund that invests in a diversified portfolio of high quality, fixed income instruments (primarily intermediate-term bonds and commercial mortgages) within Connecticut General Life Insurance Company's General Account. The principal and interest earnings are guaranteed by CIGNA.

  SEPARATE ACCOUNTS

       CIGNA Lifetime Funds are comprised of five distinct funds offering a range of risk/return characteristics for 20, 30, 40, 50 and 60 year olds. These funds include different bond/stock mixes that are appropriate for individuals at different stages of their lives.

       Large Company Stock Index Fund, managed by TimesSquare Capital Management, Inc., invests in stocks that comprise the S&P 500 stock index.

       Large Company Stock - Growth Fund, managed by Putnam, invests primarily in the equity securities selected from 600 to 1,000 companies that have market capitalization of at least $2 billion, a minimum of 10% earnings per share growth on a five year basis and evidence of ample liquidity.

       Fidelity Advisor Growth Opportunities Fund invests in common stocks and securities which are convertible into the common stock of companies believed to have long-term growth potential.

       American Century Ultra Fund invests primarily in large companies that will maximize growth of capital over time.

       Balanced Fund, managed by Invesco Capital Management, Inc., seeks to achieve a high total return by investing in a combination of equity and fixed income securities.

       Invesco Dynamics Account invests in common stocks of mid-sized companies with market capitalizations between 1 billion and 10 billion to provide capital appreciation.

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2000

NOTE 1.  PLAN DESCRIPTION (CONTINUED)

       Small Company Stock - Growth Fund, managed by Fiduciary Trust Company International, invests primarily in the common and preferred stock of U.S. companies with market capitalization between $30 million and $3 billion with a focus on growing companies involved in new product development and technological breakthroughs.

       Janus Worldwide Account invests primarily in common stocks of foreign and domestic stocks to provide long-term growth of capital and preservation of capital.

       Foreign Stock II Fund, managed by the Bank of Ireland Asset Management team, invests in common stocks of well established companies outside the U.S. to provide long-term capital appreciation.

       Legg Mason Value Trust invests in securities that are believed to be undervalued in relation to the long-term earning power of the invested companies.

       Affiliated Computer Services (ACS) stock is an investment in the Company's common stock. This stock belongs to the parent company of the Plan's sponsor.

FUNDING

The Plan is a defined contribution plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. The Plan covers employees of the Company who have attained eighteen years of age and are not covered by a collective bargaining agreement.

Participating employees may contribute the lesser of thirty thousand dollars, as adjusted under IRC code 415(d) or 25% of the participant's 415 compensation through payroll deductions. The Company may make a discretionary matching contribution to the Plan based on a percentage of the participant's salary reduction contributions. In addition, the Company may make a discretionary profit sharing contribution. For the year ended December 31, 2000, the Company made a matching contribution of 25% of the participant's deferral limited to 6% of the participant's salary. For the year ended December 31, 2000, the Company did not make any profit sharing contributions to the Plan.

ALLOCATION

Each participant's account is credited with the participant's contribution and allocated to each participant's account upon receipt. Investment income or loss is allocated daily based on the ratio of each participant's account balance at the end of each day.

Company profit sharing contributions are allocated among the participants on the last day of the Plan year and in the same proportion that the entitled participant's compensation for such Plan year bears to the total compensation of all entitled participants.

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2000

NOTE 1.  PLAN DESCRIPTION (CONTINUED)

VESTING

Employee contributions are 100% vested. Employer matching contributions have the following vesting schedule if participation began after January 1, 1999:

        Years of Vesting Service                         Vested Interest
        ------------------------                         ---------------
               Less than 2                                      0%
                    2                                          50%
                3 or more                                     100%

Employer matching contributions have the following vesting schedule if participation began before January 1, 1999:

         Years of Vesting Service                         Vested Interest
         ------------------------                         ---------------
                Less than 1                                      0%
                    1                                           20%
                    2                                           50%
                 3 or more                                     100%

PARTICIPANT NOTES RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund and from (to) the Participant Notes fund. Loan terms range from 1-5 years or within a reasonable time if the purpose of the loan is to acquire a primary residence. The balance in the participant's account secures the loans. The interest rates are determined by the trustee using the local prevailing rate. An interest rate of 9.5% was charged during 2000. Principal and interest is paid ratably through regular payroll deductions. Participant notes receivable are valued at cost which approximates fair values.

TERMINATION

The Company's Board of Directors may terminate the Plan at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan's assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, participants' vested interest in employer contributions shall be 100%.

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or one of various installment payments available under the Plan.

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2000

NOTE 1.  PLAN DESCRIPTION (CONTINUED)
FORFEITURES

Forfeitures are first used to reinstate previously forfeited account balances of rehired former participants and any remaining forfeitures serve to reduce the reasonable expenses of the administration of the Plan or reduce the employer contributions. At December 31, 2000, the Plan maintained a balance of $5,146 in forfeited non-vested accounts which was used to offset employer contributions.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan's administrator, who is responsible for their integrity and objectivity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as fair value. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

CIGNA Retirement and Investment Services holds the Plan's investments. The fair value per unit/share is stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

PAYMENT OF BENEFITS

Benefit payments are recorded when paid.

NOTE 3.  INCOME TAX STATUS

The Internal Revenue Service has determined by letter dated September 28, 1995, that the Plan, as then designed, was in compliance with the applicable sections of the IRC. The Plan has since been amended, however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4.  TERMINATED EMPLOYEE INFORMATION

The Plan holds funds for 54 terminated employees with account balances totaling $626,091 at December 31, 2000.

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2000

NOTE 5.  INVESTMENTS

The Plan maintains the following investments which represent 5% or more of net assets available for benefits at December 31, 2000:

                  Guaranteed Income Fund                                 $       376,995
                  CIGNA Lifetime40                                               492,194
                  Large Company Stock - Growth Fund                            1,253,565
                  American Century Ultra Fund                                    434,924
                  Invesco Dynamics Account                                       243,524
                  Small Company Stock - Growth Fund                              573,680
                  Janus Worldwide Account                                        355,217

NOTE 6. INFORMATION CERTIFIED BY TRUST COMPANY

Under the Department of Labor's ("DOL") regulations, certain assets and related information held by a bank, trust company, or similar institution or an insurance company that is regulated and subject to periodic examination by a state or federal agency does not have to be audited, provided the plan administrator exercises this option and the institution holding the assets certifies the required information. CIGNA has provided certification as to the completeness and accuracy of all information presented in the accompanying statements of net assets available for plan benefits as of December 31, 2000, and in the statement of changes in net assets available for plan benefits for the year then ended, except for participant loan information. The accompanying supplemental schedule also includes information certified by CIGNA as being complete and accurate except for information related to participant loans and investment costs.

NOTE 7. RELATED PARTY TRANSACTIONS

The Plan invests in units of pooled separate accounts managed by a subsidiary of CIGNA, who acts as custodian of the Plan's assets as defined, by the Plan. These transactions qualify as party-in-interest transactions. However, they are exempt from the prohibited transaction rules.

NOTE 8.  SUBSEQUENT EVENT

It is anticipated that the Plan's assets will be consolidated into a multi-employer plan of Affiliated Computer Services (parent company) in July 2001.

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
                                DECEMBER 31, 2000


                              SUPPLEMENTAL SCHEDULE

ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2000 EIN# 54-1315551
PLAN NUMBER: 002

      (b) IDENTITY OF         (c) DESCRIPTION OF INVESTMENT,
      ISSUE, BORROWER,        INCLUDING MATURITY DATE, RATE OF
     LESSOR, OR SIMILAR       INTEREST, COLLATERAL, PAR, OR                       (e) CURRENT
(a)        PARTY                     MATURITY VALUE                   (d) COST        VALUE
---  ------------------       --------------------------------        ---------    -----------
*    CIGNA                    Chtr Guaranteed Income Fund               376,995        376,995
*    CIGNA                    CIGNA Lifetime60                              340            342
*    CIGNA                    CIGNA Lifetime50                           13,853         14,949
*    CIGNA                    CIGNA Lifetime40                          412,601        492,194
*    CIGNA                    CIGNA Lifetime30                           23,038         25,656
*    CIGNA                    CIGNA Lifetime20                           21,203         22,479
*    CIGNA                    Chtr Large Co Stk Index-CIGNA             121,970        128,241
*    CIGNA                    American Century Ultra Account            459,844        434,924
*    CIGNA                    Chtr Lg Co Stock Growth-Putnam          1,119,024      1,253,565
*    CIGNA                    Chtr Balanced Fund-Invesco                  1,585          1,588
*    CIGNA                    Fid Adv Growth Opportunities                1,210          1,107
*    CIGNA                    Invesco Dynamics                          265,986        243,524
*    CIGNA                    Chtr Sm Co Stk Growth-Fiduciary           494,661        573,680
*    CIGNA                    Janus Worldwide Account                   404,035        355,217
*    CIGNA                    Chtr Foreign Stk II-Bank Ireland           58,465         58,259
*    NATL FINANCIAL           Affiliated Computer Services Stock         34,945         49,000
*    LEGG MASON               Legg Mason Value Trust                    137,147        125,743
                              Participant Loans at 9.5% interest ra           -         41,364
                                                                      ------------------------
                                                                      3,946,902      4,198,827
                                                                      ========================

*    Denotes a party-in-interest.

                                INDEX TO EXHIBITS

Exhibit No.                               Description

  23                                   Consent of Salmon, Beach & Company, P.C.